Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Constellation Brands, Inc.:

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-136379) of Constellation Brands, Inc. of our report dated November 19, 2007, with respect to the combined balance sheet of Vincor International Partnership and subsidiaries and Vincor Finance, LLC as of March 26, 2006, and the related combined statements of income, changes in owners’ equity, and cash flows for the year ended March 26, 2006, which report appears in the Form 8-K of Constellation Brands, Inc. dated November 20, 2007. We also consent to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ KPMG LLP

Rochester, New York

November 19, 2007